Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
The following letter was sent to certain of AMB’s private capital investors on January 31, 2011:
January 31, 2011
Subject: ProLogis and AMB Announce Merger of Equals
Dear [name],
It was with great pleasure that ProLogis and AMB Property Corporation today announced a definitive agreement to combine through a merger of equals to create the preeminent global owner, operator and developer of industrial real estate. Both companies have substantial common portfolios in North America, Western Europe and Japan. The two portfolios are complementary with ProLogis in the UK and Central and Eastern Europe; and AMB in China and Brazil.
Together we have a vibrant private capital franchise. Our combined company will be a leader in the sector focused on industrial real estate, with a broad range of product offerings across the major global regions, including the Americas, Europe and Asia and across the risk/return spectrum, striving to deliver superior client service. The combined company will have a global team with deep experience in investment management spanning back over three decades.
Jim Green (212-730-6090; jgreen@amb.com) and our combined teams have formulated a communications plan to keep you apprised. They will be in direct contact with you during the days and weeks to come. The press release is attached with additional details.
Best Regards,

Hamid R. Moghadam
Chairman & CEO
AMB Property Corporation

*	The attached press release includes a section entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Additional Information about the Proposed Transaction and Where to Find It.” You should read the information under both sections.
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